SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, N.Y. 10017-3954

(212) 455-2000

FACSIMILE (212) 455-2502

Direct Dial Number	E-Mail Address
212-455-2579	jmendez@stblaw.com

May 8, 2013

Re:	Graña y Montero S.A.A.

Ms. Pamela Long

Office of International Corporate Finance

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7561

Dear Ms. Long,

On behalf of our client Graña y Montero S.A.A. (the “Company”), set forth below are responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), dated April 19, 2013, concerning the Registration Statement on Form F-1 (the “Registration Statement”) submitted by the Company on a confidential basis. We have revised the Registration Statement in response to the Staff’s comments and are submitting on a confidential basis concurrently with this comment response letter a revised Registration Statement, which reflects these revisions and generally updates certain information.

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Staff’s comment letter. Page references in the responses correspond to the pages of the revised Registration Statement. The responses and information described below are based upon information provided to us by the Company.

General

Comment No. 1.	If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division’s October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Response No. 1.	The Company acknowledges the Staff’s comment and is submitting the revised Registration Statement and this comment response letter in accordance with the guidance provided in the Staff’s October 11, 2012 announcement.

BEIJING	HONG KONG	HOUSTON	LONDON	LOS ANGELES	PALO ALTO	SAO PAULO	TOKYO	WASHINGTON, D.C.

Ms. Pamela Long

U.S. Securities and Exchange Commission

May 8, 2013

Comment No. 2.	Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

Response No. 2.	The Company acknowledges the Staff’s comment and, if requesting confidential treatment of information in subsequent correspondence with the Staff, the Company will mark that information in its confidential submissions to the Staff.

Comment No. 3.	We note that you have omitted a price range and related information from your prospectus. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas upon which we have not previously commented.

Response No. 3.	The Company acknowledges the Staff’s comment and confirms that it will provide all information required (except that allowed to be excluded by Rule 430A) in a subsequent amendment and that it will endeavor to provide such information with adequate time for the Staff to review prior to printing preliminary prospectuses.

Comment No. 4.	As indicated in the comment above, we note that you have omitted certain pricing-related information as well as other information from this filing. If you intend to rely on Rule 430A of Regulation C, please note that Rule 430A does not allow for the omission prior to effectiveness of amounts that may be computed based on the maximum number of shares offered and the mid-point of the offering price range, or the number of shares to be offered on the cover page. In addition, please confirm that you will not circulate copies of the registration statement or the preliminary prospectus until you include an estimated price range, maximum number of shares, dollar amounts dependent upon the offering price that are based on the mid-point of the offering price range, and all other information except information you may exclude in reliance upon Rule 430A.

Response No. 4.	The Company acknowledges the Staff’s comment and will provide all pricing-related information required (except that allowed to be excluded by

Ms. Pamela Long

U.S. Securities and Exchange Commission

May 8, 2013

Rule 430A) in a subsequent amendment, including amounts that may be computed based on the maximum number of American depositary shares (“ADSs”) offered and the mid-point of the offering price range. In addition, the Company confirms that it will not circulate copies of the Registration Statement or the preliminary prospectus until it includes an estimated price range, maximum number of ADSs being offered, and dollar amounts based on the mid-point of the offering price range and all other pricing-related information (except that allowed to be excluded by Rule 430A).

Comment No. 5.	Prior to the effectiveness of the registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has cleared the underwriting arrangements for the offering.

Response No. 5.	The Company acknowledges the Staff’s comment and, prior to requesting effectiveness of the Registration Statement, the Company will arrange to have FINRA call the Staff or provide the Staff with a letter indicating that FINRA has cleared the underwriting arrangements for the offering.

Comment No. 6.	Please remove the last sentence of the first paragraph on page i that states that the information contained in the prospectus is accurate only as of the date of the prospectus. This statement may suggest to investors that you are not responsible for omissions of material facts necessary to make your statements not misleading at the time of sale or contract of sale.

Response No. 6.	In response to the Staff’s comment, the Company has revised the disclosure on page i of the Registration Statement to remove the last sentence of the first paragraph.

Comment No. 7.	Please disclose whether the market, industry, and other data you discuss throughout the registration statement represent the most recently available data and therefore, remain reliable. Please also disclose whether you funded or were otherwise affiliated with any of the sources that you cite. Further, please confirm that the sources are widely available to the public. If any sources are not publicly available, either file consents or explain to us why you are not required to do so under Rule 436 of Regulation C and Section 7 of the Securities Act. Finally, please provide us with copies of these sources, clearly marked to highlight the portion or section that contains the cited information, and cross-reference it to the appropriate location in the registration statement. For example, please provide us with supporting information for your statements under “Our Markets” on page 3 and “Industry” beginning on page 81, as well as the inflation and GDP data on page 50 and the information attributed to Tinsa on page 6, International Data Corporation on page 7, and the Peruvian Ministry of Energy and Mines, Cochilco, and APOYO Consultoria on page 100.

Ms. Pamela Long

U.S. Securities and Exchange Commission

May 8, 2013

Response No. 7.	In response to the Staff’s comment, the Company has revised the disclosure on page iv of the Registration Statement to confirm that the market, industry and other similar data in the Registration Statement represent the most recently available data. The Company will continue to monitor and update the market, industry and other data discussed in the Registration Statement. The Company confirms that it has not funded any of the sources cited in the Registration Statement, except as disclosed on page iv of the Registration Statement. The Company also confirms that all material relations with such sources are disclosed on page iv of the Registration Statement. The Company further confirms that all market and industry data represents information that is generally available to the public, except for the sources for which the Company intends to submit consents as supplemental information to the Staff. In addition, the Company is submitting, concurrently with this comment response letter, as supplemental information, the relevant portions of the sources cited by the Company in the Registration Statement, cross-referenced to the appropriate location in the Registration Statement.

Summary, page 1

Comment No. 8.	Please identify those aspects of the offering and your company that are most significant, and highlight these points in plain, clear language. The summary should not, and is not required to, repeat the detailed information in the prospectus. The detailed description of your business, strengths, and strategies is unnecessary since you repeat them verbatim in the Business section of the prospectus.

Response No. 8.	In response to the Staff’s comment, the Company has revised the disclosure throughout the “Summary” of the Registration Statement. The Company respectfully asserts that the disclosure, as revised, in the “Summary” is appropriate to assist potential investors in understanding the Company’s business and the offering, particularly with regards to the Company’s segments.

Comment No. 9.	Please ensure that your prospectus summary provides a balanced presentation of your business. For example, you discuss your strengths and strategies, but you do not discuss your total indebtedness or any of the significant risks you face.

Response No. 9.	In response to the Staff’s comment, the Company has added a summary of the principal risk factors on page 10 of the Registration Statement. In addition, the Company respectfully asserts that it does not have a significant amount of indebtedness outstanding, as reflected in the table on page 2 of the “Summary” in the Registration Statement.

Ms. Pamela Long

U.S. Securities and Exchange Commission

May 8, 2013

Overview, page 1

Comment No. 10.	In the first sentence, you state that you are the largest publicly-traded engineering and construction company in Latin America, as measured by market capitalization as of December 31, 2012. Please clarify whether this is the same measure by which you claim to be the largest engineering and construction company in Peru. If it is not, please disclose the measure by which you are the largest engineering and construction company in Peru. In this regard, we note your disclosure on page 4 that your E&C segment is the largest player in Peru by 2011 revenues. This comment also applies to similar disclosures on pages 7, 50, 92, and 97.

Response No. 10.	In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 4, 6, 50, 89, 97, 102 and 105 to clarify that the Company is the largest engineering and construction company in Peru as measured by revenues during 2012.

Risk Factors, page 18

Debarment from participating in government bidding processes, page 23

Comment No. 11.	We note that, in December 2012, Sedapal S.A. provided you with notice that they had terminated one of your E&C contracts. Please enhance your disclosure to quantify the dollar value of this terminated contract.

Response No. 11.	In response to the Staff’s comment, the Company has revised the disclosure on page 23 of the Registration Statement to quantify the dollar amount of the terminated contract.

Additional Risks Related to Our Infrastructure Business, page 27

A substantial or extended decline in oil process, page 27

Comment No. 12.	Some words seem to be missing between the words “demand for oil” and “market uncertainty” in the third sentence of this risk factor. Please revise or explain.

Response No. 12.	In response to the Staff’s comment, the Company has revised the disclosure on page 27 of the Registration Statement as follows:

“Oil is a commodity and its price is subject to wide fluctuations in response to relatively minor changes in supply and demand for oil, market uncertainty, and a variety of additional factors beyond our control.”

Ms. Pamela Long

U.S. Securities and Exchange Commission

May 8, 2013

Exchange Rates, page 38

Comment No. 13.	For 2012, please provide exchange rate information for the full year. Refer to Item 4.a of Form F-1 and Item 3.A.3.c of Form 20-F.

Response No. 13.	In response to the Staff’s comment, the Company has added exchange rate information for the full year 2012 on page 38 of the Registration Statement.

Use of Proceeds, page 39

Comment No. 14.	We note your disclosure that you intend to use the proceeds of this offering for several different purposes. Please disclose the approximate amount of proceeds intended to be used for each such purpose. Refer to Item 4.a of Form F-1 and Item 3.C of Form 20-F.

Response No. 14.	In response to the Staff’s comment, the Company has revised the disclosure on page 39 of the Registration Statement to include an approximation of the amount of net proceeds from the offering intended to be used for each stated purpose.

Management’s Discussion and Analysis, page 50

Critical Accounting Estimates and Assumptions, page 54

Comment No. 15.	Please significantly expand your disclosures of critical accounting estimates and assumptions to include a discussion of the material assumptions you made in arriving at the critical estimate and to also advise an investor of the financial statement impact if actual results differ from the estimate made by management. See the SEC Interpretive Release No. 33-8350 and SEC Other Release No. 33-8040, which you can find on our website at www.sec.gov. Please also ensure compliance with IAS 1.122 and IAS 1.125 through 133. Expand your disclosures within Note 2 of your financial statements as well, as applicable.

Response No. 15.	In response to the Staff’s comment, the Company has revised the disclosure on pages 55 and 56 of the Registration Statement to expand the disclosure of critical accounting estimates and assumptions, in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and in the financial statements.

New Accounting Pronouncements, page 56

Comment No. 16.

In the last paragraph of this section on page 57 of the filing, you indicate that the adoption of IFRS 11 required a more detailed analysis of the effect, given your participation in several joint operations. However, after

Ms. Pamela Long

U.S. Securities and Exchange Commission

May 8, 2013

such initial assessment, management considers that the standard will not have a material impact on your financial position or performance because you have joint controlled operations and do not apply the proportional consolidation method, as defined under IFRS 11. However, your disclosure in the subsequent paragraph under Accounting for Subsidiaries, Joint Operations and Associated indicates that you proportionately consolidate (on a line-by- line basis) the results of your joint operations in your financial statements. Please reconcile these apparently contradictory disclosures. Address this comment as it relates to your disclosure on page F-30 as well.

Response No. 16.	In response to the Staff’s comment, the Company has revised the disclosure on pages 14, 42 and 59 of the Registration Statement to clarify the accounting presentation for its joint operations, in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and in the financial statements.

Results of Operations, page 57

Comment No. 17.	We note your disclosure on page 51 that fluctuations in the value of Nuevo soles, U.S. dollars and other currencies can materially affect your results of operations. Please enhance your disclosure for both the consolidated and segment results of operations discussions to separately quantify for each period presented the amount of the change in revenues and expenses that is due to foreign currency translations.

Response No. 17.	In response to the Staff’s comment, the Company has revised the disclosure on pages 62 through 77 of the Registration Statement to estimate the changes in gross profit resulting from foreign currency translations. The Company respectfully asserts that its accounting systems do not allow it to quantify and analyze the impact of foreign exchange movements on its revenues and expenses on a transaction by transaction basis. As a result, such quantification and analysis would need to be carried out manually which, due to the size of the Company’s business, would be unreasonably burdensome, time intensive and expensive. Accordingly, the Company has estimated the impact of foreign currency translations on gross profit on the basis disclosed in the Registration Statement.

Comment No. 18.

For both the consolidated and segment results of operations discussions, please significantly expand your discussion and quantify the impact of each factor when multiple factors contribute to material changes in a line item as well as discuss the underlying business reasons for material changes between periods in line items. For example, enhance your discussion of the change in your E&C revenues on page 62 by discussing

Ms. Pamela Long

U.S. Securities and Exchange Commission

May 8, 2013

revenues by end-market (mining, real estate buildings, power, transportation, oil & gas, water & sewage, and other), activities (electromechanics, civil works, contract mining, buildings, and engineering) and/or by contract type (cost-plus fee contracts, unit price contracts, lump-sum contracts, and EPC contracts). You should also discuss the impact that major projects and events or trends had on revenues in each period presented. With regard to events, we note that, in the first risk factor on page 19, you refer to strikes and protests relating to mining activities, which resulted in commercial disruptions and suspension of certain mining projects, but you do not appear to discuss these events in MD&A. Please also discuss revenues related to your concession service agreements. This is not meant to be an all-inclusive list of where improvements could be made to expand your explanations. Refer to Items 5.A.1 and 5.A.4 of Form 20-F as well as Financial Reporting Codification 501.04.

Response No. 18.	In response to the Staff’s comment, the Company has revised the disclosure on pages 64 and 73 of the Registration Statement to expand the disclosure of its results of operations for the years 2010-2012. The Company respectfully asserts that, although the commercial disruptions and suspension of mining projects mentioned in the “Risk Factors” pose a risk to the Company’s future financial performance, they did not significantly affect its results of operations during 2010-2012. The Company had substantially completed its contracted services for the initial stages of the large mining project in the region of Cajarmarca at the time of the suspension of the project and has been able to deploy its resources to other projects with the continued growth in investment activity in Peru.

Comparison of Results of Operations for 2010 and 2011, page 68

Business Segments, page 70

Engineering and Construction, page 70

Comment No. 19.	In the last paragraph on page 70, you state that your E&C gross margin was affected by the trend in your contractual arrangements towards less risky contracts which provide more stable results at lower profit margins. Please elaborate on this statement to discuss the types of contracts you find to be less risky and provide more stable results.

Response No. 19.	In response to the Staff’s comment, the Company has revised the disclosure on pages 62, 64 and 73 of the Registration Statement to indicate the type of E&C contracts that the Company finds to be less risky and to provide more stable results.

Ms. Pamela Long

U.S. Securities and Exchange Commission

May 8, 2013

Liquidity and Capital Resources, page 75

Cash Flow from Operating Activities, page 77

Comment No. 20.	Please revise to provide a more robust discussion of the changes in operating cash flows for each of the periods presented. Your revised discussions should not only quantify the impact of the line item(s) which contributed most to the changes but should also provide detailed explanations of the reasons for the fluctuations.

Response No. 20.	In response to the Staff’s comment, the Company has revised the disclosure on page 80 of the Registration Statement to further explain the principal changes in operating cash flows.

Comment No. 21.	We note that your foreign operations are increasing. To the extent material, please enhance your liquidity disclosure to address the following:

•	Disclose the amount of cash and short-term investments held by foreign subsidiaries as compared to your total amount of cash and short-term investments as of December 31, 2012;

•	Disclose whether or not you would need to accrue and pay taxes if these amounts are repatriated;

•	Disclose, if true, that you do not intend to repatriate these amounts; and

•

Disclose the nature and extent of any legal or economic restrictions on the ability of your subsidiaries to transfer funds to you in the form of cash dividends, loans or advances and the impact such restrictions have had or are expected to have on your ability to meet cash obligations.

Response No. 21.	In response to the Staff’s comment, the Company has revised the disclosure on page 78 of the Registration Statement to explain the liquidity of its foreign subsidiaries.

Indebtedness, page 77

Comment No. 22.	Please disclose the actual ratios/amounts as of each reporting date for any material debt covenants for which it is reasonably likely that you will not be able to meet, along with the specific computations used to arrive at the actual ratios/amounts. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Compliance and Disclosures Interpretation 102.09 which is available on our website at http://www.sec.gov/divisions/ corpfin/guidance/nongaapinterp.htm.

Ms. Pamela Long

U.S. Securities and Exchange Commission

May 8, 2013

Response No. 22.	The Company acknowledges the Staff’s comment and confirms that the Company has no material debt covenants that it is reasonably likely not to be able to meet. With respect to the Company’s new syndicated loan, based on calculations as of December 31, 2012, the actual ratios or amounts would have been as follows:

	Financial Covenants			As of December 31, 2012		Actual Ratios
				(in S/. thousands)
a	Borrower Consolidated Adjusted Debt Coverage Ratio	Less than 3.00:1.00	Consolidated Adjusted Debt	S/.	837,203.00		1.08

			Consolidated Adjusted EBITDA	S/.	775,445.00
b	Guarantor Consolidated Adjusted Debt Coverage Ratio

	GyM S.A.	Less than 2.50:1.00	Consolidated Adjusted Debt	S/.	294,166.00		0.85

			Consolidated Adjusted EBITDA	S/.	346,556.00

	GMP S.A.	Less than 2.50:1.00	Consolidated Adjusted Debt	S/.	113,931.00		0.85

			Consolidated Adjusted EBITDA	S/.	134,478.00

	VIVA GyM S.A.	Less than 2.50:1.00	Consolidated Adjusted Debt	S/	92,873.24		1.32

			Consolidated Adjusted EBITDA	S/.	70,507.65

	CONCAR S.A.	Less than 2.50:1.00	Consolidated Adjusted Debt	S/.	7,233.00		0.31

			Consolidated Adjusted EBITDA	S/.	23,197.00
c	Consolidated Net Worth	At least equal to S/.1,292.84	Total Net Worth	S/.	1,392.21	S/.	1,392.21

Comment No. 23.	We note that several of your leasing obligations or promissory notes have reached their maturity dates. Please disclose the current status of these obligations.

Response No. 23.	In response to the Staff’s comment, the Company has revised the disclosure on page 81 of the Registration Statement to provide the current status of indebtedness that has matured since December 31, 2012. The Company will update the status of its indebtedness reflected in the Registration Statement.

Comment No. 24.	We note your discussion of a syndicated loan and unsecured loans on pages 78 and 79. Please tell us what consideration you gave to filing these loan agreements as exhibits to the registration statement. Refer to Item 601(b)(10) of Regulation S-K.

Ms. Pamela Long

U.S. Securities and Exchange Commission

May 8, 2013

Response No. 24.	In response to the Staff’s comment, the Company indicates that it is submitting the agreement related to the syndicated loan as an exhibit to the Registration Statement. The Company is not submitting the loan agreements with Citibank, Inter-American Development Bank and International Finance Corporation because it does not consider them to be material contracts. As of December 31, 2012, these other loans in aggregate amounted to approximately 2.5% of the Company’s consolidated total assets.

Contractual Obligations, page 79

Comment No. 25.	Please revise your table of contractual obligations to include the following, as applicable:

•	Payments you are obligated to make under your interest rate swap agreements;

•	Estimated interest payments on your debt; and

•	Planned or required payments to fund pensions and other post-employment benefits.

Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.

Response No. 25.	In response to the Staff’s comment, the Company has revised the disclosure on page 83 of the Registration Statement to include estimated interest payments on the Company’s debt, after giving effect to interest rate swap agreements. The Company indicates that it does not have material contractual obligations relating to planned or required payments to fund pensions and other post-employment benefits.

Quantitative and Qualitative Disclosures about Market Risk, page 80

Comment No. 26.	We note your discussion of exchange rate risk and interest rate risk in this section. However, we also note your reference to price risk and commodity price fluctuations on pages F-31 and F-32. In this section, please provide the quantitative information about commodity price risk required by Item 11(a)(1) of Form 20-F.

Response No. 26.	In response to the Staff’s comment, the Company has revised the disclosure on page 84 of the Registration Statement to discuss its commodity price risk.

Ms. Pamela Long

U.S. Securities and Exchange Commission

May 8, 2013

Business, page 92

General

Comment No. 27.	Please revise the business section to include a description, including the amount invested, of your principal capital expenditures and divestitures since the beginning of your last three financial years. Your description should also include information concerning the principal capital expenditures and divestitures currently in progress and the method of financing. Refer to Item 4.A.5 and 6 of Form 20-F.

Response No. 27.	In response to the Staff’s comment, the Company has revised the disclosure on pages 79 and 80 of the Registration Statement to include a description of its principal capital expenditures and divestitures.

Comment No. 28.	Please revise the business section to include a description of the seasonality of your business. In this regard, we note your references to cyclicality or seasonality on pages vii, 8, 22, 25, 97, and 142. Refer to Item 4.B.3 of Form 20-F.

Response No. 28.	In response to the Staff’s comment, the Company has revised the disclosure on page 52 of the Registration Statement to discuss the seasonality of its business.

Comment No. 29.	We note that you have presented Peruvian GAAP revenues for 2003 through 2009 alongside your IFRS revenues for 2010 through 2012. Please do not present this data side-by-side as the trends depicted may not be appropriate given the different accounting bases.

Response No. 29.	In response to the Staff’s comment, the Company has revised the disclosure on pages 97 and 98 of the Registration Statement to not present Peruvian GAAP revenues for 2003 through 2009 alongside IFRS revenues for 2010 through 2012.

Our Corporate Structure, page 95

Comment No. 30.	For each of your subsidiaries, please disclose the country of incorporation or residence. Refer to Item 4.C of Form 20-F.

Response No. 30.	In response to the Staff’s comment, the Company has revised the disclosure on pages 100, 101 and 102 of the Registration Statement to include the country of incorporation of its principal subsidiaries.

Infrastructure, page 105

Oil Production, page 113

Ms. Pamela Long

U.S. Securities and Exchange Commission

May 8, 2013

Estimated Proved Reserves, page 114

Comment No. 31.	In your “Estimated Proved Reserves” discussion on page 114, you refer to “[y]our estimated proved crude oil and natural gas reserves.” Please confirm to us whether these are actually “your” reserves, and revise your disclosure if necessary. In this regard, we note your disclosure on page 113 that you operate and extract oil from two fields under contracts in which you provide hydrocarbon extraction services to Perupetro. You further state that hydrocarbons extracted from such fields belong to Perupetro.

Response No. 31.	In response to the Staff’s comment, the Company confirms that, as indicated on pages 4, 119 and 121 of the Registration Statement, it does not own the reserves in Block I and Block V but rather operates and extracts hydrocarbons from the fields under long-term service contracts with Perupetro S.A. The Company has revised the disclosure on page 120 of the Registration Statement accordingly.

Comment No. 32.	We note your statement that the estimated proved crude oil and natural gas reserves as of December 31, 2012 are based on “fiscal-year end prices.” Please refer to Rule 4-10(a)(22)(v) of Regulation S-X and clarify for us the basis of determining the crude oil and natural gas prices used in your estimates of proved reserves as of December 31, 2012.

Response No. 32.	The Company respectfully asserts that in Peru it has prepared its internal reserve estimates according to standards generally accepted in the country. In order to comply with SEC requirements, the Company has decided to hire Netherland, Sewell & Associates, Inc. (“NSAI”), independent petroleum engineers, to prepare a reserve report on behalf of the Company. The NSAI report, dated April 19, 2013, is concurrently being filed as Exhibit 99.1 to the Registration Statement. Accordingly, the Company has revised the disclosure throughout the Registration Statement to include the revised reserve estimates prepared by NSAI. In response to the Staff’s comment, the Company has revised the disclosure on pages 120 and 121 of the Registration Statement to explain that revised reserve amounts have been determined based on the 12-month unweighted arithmetic average of the first-day-of-the-month Brent crude price for each month in the period January through December 2012 which, pursuant to the Company’s contractual arrangements, resulted in oil and gas prices of US$87.25 per barrel and US$1.290 per thousand cubic feet, respectively, that for the purpose of reserve amount estimation were assumed to remain constant throughout the remaining terms of the Company’s service contracts.

Comment No. 33.	We note your filing on Form F-1 does not include disclosure of the supplemental oil and gas information required under FASB ASC

Ms. Pamela Long

U.S. Securities and Exchange Commission

May 8, 2013

paragraph 932-235-50-2 of Regulation S-K for publicly traded companies. Please tell us how you have evaluated your oil and gas producing activities pursuant to the requirements for disclosures required in the FASB Accounting Standards Codification Topic 932, Extractive Activities-Oil and Gas. See Instruction 2 to Item 18 of the Form 20-F.

Response No. 33.	In response to the Staff’s comment, the Company confirms that the revised reserves estimates included in the Registration Statement are based upon the NSAI reserve report, as explained in response No. 32 above. The NSAI report has been prepared in accordance with the definitions and guidelines of the SEC and, with the exception of the exclusion of future income taxes, conforms to the FASB Accounting Standards Codification Topic 932, Extractive Activities—Oil and Gas. The Company is continuing to evaluate the application of the disclosures required by FASB Accounting Standards Codification Topic 932 to its oil and gas production activities.

Comment No. 34.	We note your filing on Form F-1 does not appear to include disclosure relating to the internal controls over the Company’s reserves estimation effort or the qualifications of the technical person primarily responsible for overseeing the preparation of the reserves estimates. Please refer to Item 1202(a)(7) of Regulation S-K and amend the filing on Form F-1 to include the required disclosures.

Response No. 34.	In response to the Staff’s comment, the Company has revised the disclosure on page 121 to include a description of the qualifications of the technical personnel at NSAI primarily responsible for the preparation of the reserves estimates included in the Registration Statement, as well as the internal controls of the Company and the qualifications of the technical personnel at the Company primarily responsible for coordinating the preparation of the reserves estimates.

Comment No. 35.	We note your disclosure on page 115 stating “reserves consumed during 2012 were replenished by reserves derived from 2012 drillings.” Please refer to Item 1203(b) of Regulation S-K and expand your disclosure to quantify the amount of proved undeveloped reserves converted into proved developed reserves during 2012.

Response No. 35.	In response to the Staff’s comment, the Company has revised the disclosure on page 121 of the Registration Statement to indicate the amount of proved undeveloped reserves estimated by the Company to have been converted into proved developed reserves during 2012.

Comment No. 36.	We note your disclosure on page 116 of the amounts invested in drilling activities during 2010, 2011 and 2012. Please refer to Item 1203(c) of

Ms. Pamela Long

U.S. Securities and Exchange Commission

May 8, 2013

Regulation S-K and clarify or expand your disclosure here or on page 115 to denote the capital expenditures made to convert proved undeveloped reserves to proved developed reserves during 2012.

Response No. 36.	In response to the Staff’s comment, the Company has revised the disclosure on page 121 of the Registration Statement to indicate that the capital expenditures made during 2012 to convert proved undeveloped reserves to proved developed reserves.

Comment No. 37.	Please refer to Rule 4-10(a)(31)(ii) of Regulations S-X and perform an analysis of your proved undeveloped reserves. If you determine material amounts of proved undeveloped reserves will remain undeveloped for five years or more after disclosure in this filing on Form F-1, please expand your disclosure to explain the reasons why as required by Item 1203(d) of Regulation S-K.

Response No. 37.	In response to the Staff’s comment, the Company confirms that none of the proved reserves included in the Registration Statement are intended to remain undeveloped for five years or more. The table below sets forth the Company’s drilling schedule used to determine proved reserves estimates in the Registration Statement:

Drill Year	Well Count
2013	9
2014	7
2015	8
2016	7

Total	30

The total comprises the total number of proved undeveloped drilled wells assumed in the NSAI report.

Real Estate, page 118

Principal Real Estate Activities, page 119

Comment No. 38.	In the table on page 120, please clarify whether “Number of Units Sold” and “Total m2 Sold” refer to units and m2 sold but not yet delivered.

Response No. 38.	In response to the Staff’s comment, the Company has revised the disclosure on page 126 to indicate that “Number of Units Sold” and “Total m2 Sold” refer to units and m2 sold but not yet delivered.

Backlog, page 128

Ms. Pamela Long

U.S. Securities and Exchange Commission

May 8, 2013

Comment No. 39.	It is not clear why you have not presented backlog for your Real Estate segment, or, in your Infrastructure segment, for your Norvial toll road concession or your Energy line of business. Please revise to provide such information, or explain why such information is not necessary.

Response No. 39.	The Company acknowledges the Staff’s comment and respectfully asserts that the Company does not include in the Registration Statement backlog for its Real Estate Segment or, in its Infrastructure segment, its Norvial toll road concession or its Energy line of business because the inclusion of backlog for such businesses would not be consistent with Item 101(c)(viii) of Regulation S-K when the business has no end-user contracts or firm orders, and/or would not be consistent with market practice in the related industries, including disclosure by other SEC reporting companies. The Company further asserts that it does not include backlog in its Infrastructure segment for: (i) its Norvial toll road concession because its revenues from the concession are derived from toll fees charged to vehicles using the highway, and, as a result, such revenues are dependent on vehicular traffic levels; and (ii) its Energy line of business because: (a) its revenues from its hydrocarbon extraction services are dependent on the amounts of oil and gas the Company produces and market prices, which fluctuate significantly; (b) its revenues from its gas processing plant are dependent on the amount of gas the Company processes and market prices for natural gas liquids, which fluctuate significantly; and (c) its revenues from its fuel storage terminal operation partially depend on the volume of fuel dispatched, such revenues are not material to its consolidated results of operations and the concession for such services is scheduled to terminate in August 2014.

Comment No. 40.	Please enhance your disclosure related to backlog to disclose in total and for each segment the following:

•	The amounts of zero margin backlog, if material;

•	The amounts of backlog related to uncompleted contracts for which you have recorded a provision for estimated losses, if material; and

•	The amounts of backlog that are firm but not yet funded.

Response No. 40.	The Company acknowledges the Staff’s comment and confirms that it does not have any material zero margin backlog or backlog related to uncompleted contracts for which it has recorded a provision. In addition, the Company does not record unfunded backlog because (i) with respect to government sector E&C contracts, the Peruvian government approves the required payments in their budgets prior to entering into these contracts, and (ii) with respect to all E&C contracts, the Company does not typically enter into contracts that are conditioned upon funding or further client authorization.

Ms. Pamela Long

U.S. Securities and Exchange Commission

May 8, 2013

E&C Backlog, page 129

Comment No. 41.	With reference to your tabular presentation of E&C backlog on page 131, please address the appropriateness of reflecting amounts calculated under Peruvian GAAP and IFRS alongside each other as well as combining such amounts as it appears you have done with your 2008 data.

Response No. 41.	In response to the Staff’s comment, the Company has revised the disclosure on page 138 of the Registration Statement to not present ratios calculated under Peruvian GAAP and IFRS alongside each other.

Comment No. 42.	On page 132, we note your disclosure that certain historical ratios may not be indicative of future backlog realization ratios because of unpredictable factors. We further note your disclosure that you “do not believe that the ratio of [y] our E&C segment revenues for 2013 and 2014 . . . will be comparable to [y] our historic ratios.” We note similar disclosures on page 20. Please revise your disclosure to more fully explain why you do not believe such ratios will be comparable. For example, if there are specific factors or trends affecting your backlog for these years, please discuss them. Additionally, to the extent material, please consider providing similar disclosures in your MD&A. For example, if you are aware of specific factors or trends affecting backlog such that they would also materially affect your financial position, results of operations, or liquidity, please discuss them.

Response No. 42.	The Company acknowledges the Staff’s comment and respectfully asserts that there are no specific, material factors or trends affecting its estimated backlog realization or expected future revenues for 2013 and 2014, other than those already disclosed in the Registration Statement. The Company has included the particular statement regarding future ratios for 2013 and 2014 in the Registration Statement because, consistent with SEC requirements, the table of historic ratios in the section “Business—Backlog—E&C Backlog” in the Registration Statement includes the portions of the Company’s E&C backlog as of December 31, 2012; which are currently expected to be realized during those years. Accordingly, the Company believes it is important to make investors aware that, for the reasons noted, they should not assume that future revenues for 2013 and 2014 will reflect multiples of such estimated backlog similar to the historic ratios.

Ms. Pamela Long

U.S. Securities and Exchange Commission

May 8, 2013

Regulatory Matters, page 139

Comment No. 43.	Please disclose whether you are in compliance with all applicable regulations. In this regard, we note that in some instances, you disclose that you are in compliance with certain laws, but you do not provide similar disclosure in all instances. For example, on page 144, you state that your infrastructure projects comply with applicable environmental laws and regulations, but you do not provide similar disclosure in your discussion of the regulations applicable to the engineering and construction segment.

Response No. 43.	In response to the Staff’s comment, the Company has revised the disclosure on pages 146, 150, and 152 of the Registration Statement to indicate that the Company believes it is in compliance, in all material respects, with the laws and regulations applicable to its business.

Comment No. 44.	For each set of regulations you discuss, please also discuss the material effects, if any, of such regulations on your business. For example, you discuss the effects of safety regulation in construction projects on page 141, but you do not provide similar disclosure for other types of regulations such as environmental regulations on pages 142, 144, and 146; zoning regulations on page 148; or contracting laws and regulations on page 149. Refer to Item 4.B.8 of Form 20-F.

Response No. 44.	In response to the Staff’s comment, the Company has revised the disclosure on pages 148, 149, 150, 152, 154, 155, 156, and 158 of the Registration Statement to discuss the material effects of applicable laws and regulations on its business.

Intellectual Property, page 149

Comment No. 45.	We note your disclosure that certain operations are protected by copyright law. Please discuss the extent to which you are dependent, if at all, on patents or licenses; industrial, commercial, or financial contracts; or new manufacturing processes, where such factors are material to your business or profitability. Refer to Item 4.B.6 of Form 20-F.

Response No. 45.	In response to the Staff’s comment, the Company has revised its disclosure on page 158 to indicate that its business or profitability is not dependent on patents or licenses; industrial, commercial or financial contracts; or new manufacturing processes.

Management, page 150

Board Committees, page 152

Audit and Process Committee, page 152

Ms. Pamela Long

U.S. Securities and Exchange Commission

May 8, 2013

Comment No. 46.	You state that your Audit and Process Committee is comprised of three directors, all of which are independent in accordance with the SEC rules applicable to foreign private issuers. You then state that these members include Messrs. Salah, Ackerman, and Colomer. However, on page 151, you do not identify Mr. José Antonio Colomer Guiu as an independent director. Please advise, or revise your disclosure to reconcile this apparent inconsistency.

Response No. 46.	In response to the Staff’s comment, the Company has revised its disclosure on page 160 to identify Mr. José Antonio Colomer Guiu as an independent director.

Compensation of Directors and Executive Officers, page 157

Comment No. 47.	We note you disclose the aggregate compensation paid to senior management and directors but that you do not provide such information on an individual basis. Please tell us whether individual disclosure is required in your home country or has otherwise been made by you. Refer to Item 6.B.1 of Form 20-F.

Response No. 47.	In response to the Staff’s comment, the Company confirms it is not required under Peruvian law to disclose publicly, and has not publicly disclosed, the annual compensation of its executive officers and directors on an individual basis.

Comment No. 48.	You state that under Peruvian law, unless you dismiss someone for justified cause, you are required to pay the employee 1.5x annual salary for every year with the company for a period not to exceed 12 years. Please confirm whether such requirement also applies to an employee’s voluntary termination, with or without cause.

Response No. 48.	In response to the Staff’s comment, the Company has revised its disclosure on page 167 of the Registration Statement to confirm that the requirement to pay employees 1.5x annual salary for every year of employment with the Company upon dismissal without justified cause does not apply to an employee’s voluntary termination.

Comment No. 49.	We note that you have agreed to provide retirement benefits to your executive officers in an amount equal to 1.5x the annual salary for every year with the company for a period not to exceed 12 years. Please disclose the total amounts you have set aside or accrued to provide such benefits. Refer to Item 6.B.2 of Form 20-F.

Response No. 49.	In response to the Staff’s comment, the Company has revised its disclosure on page 167 to clarify that, while it has no ongoing obligation to do so, in

Ms. Pamela Long

U.S. Securities and Exchange Commission

May 8, 2013

the past the Company has provided, and in the future it may provide, if approved by the Human Resource Management and Social Responsibility Committee of its Board of Directors, benefits to executive officers upon their retirement in an amount equal to 1.5x the annual salary for every year of employment with the Company for a period not to exceed 12 years.

Share Ownership, page 158

Comment No. 50.	In the second paragraph, you state that, with the exception of certain directors and executive officers, your directors and executive officers hold less than 1% of your outstanding share capital. Please clarify whether such directors and executive officers hold less than 1% of your outstanding share capital individually or in the aggregate.

Response No. 50.	In response to the Staff’s comment, the Company has revised its disclosure on page 168 to indicate that, except as discussed, the Company’s directors and executive officers hold, in the aggregate, less than 1% of the Company’s outstanding share capital.

Related Party Transactions, page 161

Comment No. 51.	Please tell us what consideration you gave to filing the agreements governing the related party transactions you identified on pages 161 and 162 as exhibits to the registration statement. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

Response No. 51.	In response to the Staff’s comment, the Company indicates that it is not filing the agreements governing the related party transactions disclosed in the Registration Statement as exhibits because it does not consider these agreements to be material contracts. During 2010-2012, the revenues derived from these related party transactions, in aggregate, amounted to S/.12.0 million, and none of these individual transactions, or series of transactions, exceeded S/.2.3 million in revenues.

Description of Our Share Capital, page 163

Comment No. 52.	Please provide a summary of each material contract, other than contracts entered into in the ordinary course of business, to which you are a party, for the preceding two years. Refer to Item 10.C of Form 20-F. Additionally, please ensure you file material contracts, in accordance with Item 601(b)(10) of Regulation S-K, as exhibits to the registration statement.

Response No. 52.	The Company acknowledges the Staff’s comment and confirms that the Registration Statement contains a description of each material contract,

Ms. Pamela Long

U.S. Securities and Exchange Commission

May 8, 2013

other than contracts entered into the ordinary course of business, to which the Company is a party, as required by Item 10.C of Form 20-F. The Company also confirms that it is submitting all material contracts, in accordance with Item 601(b)(10) of Regulation S-K, as exhibits to the Registration Statement.

Comment No. 53.	You state that your bylaws include an arbitration clause. Please file a copy of your by- laws with your next submission, and discuss the material terms of this arbitration clause. Additionally, please explain whether this is a requirement for listing on the Lima Stock Exchange or whether arbitration is required by some other source. Note that we may have additional comments upon review of your response.

Response No. 53.	In response to the Staff’s comment, the Company is, concurrently with this comment response letter, submitting an English translation of its by-laws as an exhibit to the Registration Statement. The Company has also revised its disclosure on page 176 of the Registration Statement to discuss the material terms of the arbitration clause included in its by-laws. In addition, the Company indicates that the inclusion of an arbitration clause in a company’s by-laws is expressly authorized by Section 48 of the Peruvian General Companies Law (Ley General de Sociedades). Since its enactment in 1997, several large, publicly-held corporations, according to their public filings, have included an arbitration clause in their by-laws, such as Compañía de Minas Buenaventura S.A.A. (which is a U.S. reporting company), Telefónica del Perú S.A.A., Andino Investment Holding S.A.A., and Scotiabank del Perú S.A.A. Although the arbitration clause is not a mandatory requirement of the Lima Stock Exchange, the “Principles of Good Governance for Peruvian Companies”, as published by the Peruvian securities regulator (Superintendencia del Mercado de Valores), recommend that disagreements between a company listed on the Lima Stock Exchange and its shareholders be resolved by arbitration. The Company, which has been listed on the Lima Stock Exchange since 1997, has included an arbitration clause in its by-laws since its incorporation in 1996. The Company respectfully asserts that the arbitration process, as contemplated by its by-laws, is believed to have certain advantages of predictability, celerity, confidentiality and the specialization of the arbitrators over the Peruvian judicial system, and, therefore, it has become a preferred means to resolve commercial disputes in the country.

Arbitration, page 168

Market Price of Our Common Shares and ADSs, page 168

Our Shares, page 168

Ms. Pamela Long

U.S. Securities and Exchange Commission

May 8, 2013

Comment No. 54.	Pursuant to Item 7.A.2 of Form 20-F, please indicate here whether any of your common shares are held in the United States and how many, if any, record holders you have in the United States.

Response No. 54.	In response to the Staff’s comment, the Company has revised its disclosure on page 179 of the Registration Statement to indicate that, according to CAVALI, the Peruvian electronic settlement system, as of December 31, 2012, 56 record holders of the Company’s common shares were located in the United States.

Comment No. 55.	In addition to the information in the tables on pages 168-169 listing the highest and lowest closing prices for your common shares over the past several years, quarters, and months, please also provide the average daily trading volume for your shares on the Lima Stock Exchange for each of the periods listed.

Response No. 55.	In response to the Staff’s comment, the Company has revised its disclosure on page 179 of the Registration Statement to provide the average daily trading volume for its shares on the Lima Stock Exchange for each of the periods indicated.

Underwriting, page 187

Comment No. 56.	We note your discussion relating to lock-up agreements on page 188. Please file the lock-up agreements as exhibits to the registration statement. Refer to Item 601(b)(10).

Response No. 56.	The Company acknowledges the Staff’s comment and will include a form of the lock-up agreements as part of the form of underwriting agreement, which the Company will file as an exhibit to the Registration Statement in a subsequent submission.

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

Comment No. 57.	Please make arrangements with your auditors to have them revise their opinion in order to appropriately opine on the consolidated statements of other comprehensive income.

Response No. 57.	In response to the Staff’s comment, Dongo, Soria, Gaveglio y Asociados S.C. de R.L., a member firm of PricewaterhouseCoopers (“PWC”), has revised the Report of Independent Registered Public Accounting Firm on page F-2 of the Registration Statement to make reference to the Statement of Comprehensive Income. The Company has revised the name of this financial statement to “Statement of Comprehensive Income” and made conforming changes throughout the Registration Statement.

Ms. Pamela Long

U.S. Securities and Exchange Commission

May 8, 2013

Comment No. 58.	Please make arrangements with your auditors to have them include an English translation of the disclosures provided following the partner’s signature.

Response No. 58.	In response to the Staff’s comment, PWC has revised the Report of Independent Registered Public Accounting Firm on page F-2 of the Registration Statement to provide an English translation of the disclosures that followed the signature on the report.

Consolidated Statement of Comprehensive Income, page F-4

Comment No. 59.	In order not to imply a greater degree of precision than exists, revise your presentations of net loss per share herein and throughout the filing to round only to the nearest cent.

Response No. 59.	In response to the Staff’s comment, the Company has revised the disclosure throughout the Registration Statement to present earnings (loss) per share rounded to the nearest cent.

Consolidated Statement of Other Comprehensive Income, page F-5

Comment No. 60.	Please disclose the amount of income taxes related to each component of other comprehensive income in the statement or in the notes to the financial statements. Refer to IAS 1.90.

Response No. 60.	The Company acknowledges the Staff’s comments and respectfully asserts that it has not disclosed the amount of deferred taxes in the Statement of Comprehensive Income or in the notes to the financial statements in the Registration Statement because such amounts are not material to the Company’s overall results and financial position. Net deferred tax expense represented 0.9%, 0.5% and 0.6% of the Company’s total comprehensive income in 2010, 2011 and 2012, respectively, and 0.2%, 0.1% and 0.1% of the Company’s total shareholders’ equity as of December 31, 2010, 2011 and 2012, respectively.

Comment No. 61.	Please reconcile the information presented in this statement to your tabular disclosures provided in Note 20 (d) on page F-70.

Response No. 61.

The Company acknowledges the Staff’s comment and respectfully asserts that amounts related to other comprehensive income included in the Statement of Comprehensive Income correspond to both controlling and non-controlling interest; i.e., individual line items of other comprehensive

Ms. Pamela Long

U.S. Securities and Exchange Commission

May 8, 2013

income are not separated into amounts attributable to the controlling interest and amounts attributable to the non-controlling interest. In Note 20(d) of the financial statements, the amounts of other comprehensive income are the amounts only attributable to the controlling interest of the Company. The Company has revised Note 20(d) to clarify that amounts presented relate only to the controlling interest.

In addition to the above mentioned differences between the Statement of Comprehensive Income and Note 20(d), the line item of actuarial gains and losses is presented in the Statement of Comprehensive Income but not presented in Note 20(d). Pursuant to IAS 19, paragraph 93d, actuarial gains and losses that have been recognized in other comprehensive income must be recognized immediately in retained earnings. As such, the actuarial gains and losses are presented in the Statement of Comprehensive Income, but are not presented in the Note 20(d), which presents accumulated other comprehensive income. Such gains and losses were recorded directly to retained earnings, as can be seen in the retained earnings column of the Statement of Shareholders’ Equity.

In reviewing the Staff’s comment, the Company noted that two minor corrections needed to be made to the financial statements, specifically in the Statement of Comprehensive Income and Note 20(d). In the previous Registration Statement, the Company inadvertently did not include the actuarial gains and losses of S/.3,678,000 in the Statement of Comprehensive Income. The amount, which is not material as it represented approximately 1.0% of total other comprehensive income in 2012, was correctly recorded in retained earnings in the Statement of Shareholders’ Equity, but was not included in the Statement of Comprehensive Income. The Company has revised the Statement of Comprehensive Income to include such actuarial gains and losses. The second correction relates to Note 20(d) where the 2012 amount of S/.1.2 million related to translation adjustments was inadvertently recorded in a column labeled actuarial gains/losses. The Company has revised Note 20(d) to present that amount in the translation adjustment column and to eliminate the column labeled actuarial gains/losses and record gains and losses in retained earnings pursuant to IAS 19.

Consolidated Statement of Cash Flows, page F-7

Comment No. 62.	Please clarify the nature and appropriateness of the “Payments for intangible purchase – Concessions” adjustment to profit not affecting cash flows from operating activities.

Response No. 62.	The Company acknowledges the Staff’s comment and respectfully asserts that, in November 2011, the IFRS Interpretations Committee considered

Ms. Pamela Long

U.S. Securities and Exchange Commission

May 8, 2013

whether the cash flows relating to construction services under a service concession arrangement should be presented as operating or investing cash flows. The IFRS Interpretations Committee noted that the principle in IAS 7 is to classify cash flows in a manner that is consistent with the activity that generated them. Construction services in a service concession arrangement constitute an operating activity. As such, the Company considers it appropriate to present its cash flows relating to the construction services under its concession agreements as operating cash flows. However, the Company is re-classifying such cash flows in the Statement of Cash Flows from adjustment to profit not affecting cash flows from operating activities to cash flows from operating activities.

Comment No. 63.	We note that you have included the fiscal year 2012 reversal of S/.68 million in provisions recorded in connection with the acquisition of CAM within the S/.71 million decrease in other provisions within operating activities. Please tell us what consideration you gave to presenting this reversal as an adjustment to profit not affecting cash flows.

Response No. 63.	The Company acknowledges the Staff’s comment and respectfully asserts that the Company acquired a controlling interest in Compañía Americana de Multiservicios (“CAM”) in 2011. At the time of acquisition, the Company determined that certain labor and tax contingencies existed, and, in conjunction with the purchase price allocation, the Company provisioned S/.102.7 million. During 2012, certain of these tax and labor contingencies expired under local law, and the Company was not required to make a payment with respect to the provisions. As such, the Company reversed S/.68 million of the provisions in 2012. For additional information regarding the reasons for the reversal of these provisions, see response No. 82 below. Given that the reversal of the provision did not represent a cash payment, in accordance with IAS 7, the Company recorded the reversal as an adjustment to profit not affecting cash flows in the Statement of Cash Flows.

Comment No. 64.	Please tell us what consideration you gave to IAS 7.28 which requires the presentation of the effect of exchange rate changes on cash balances held in foreign currencies as a separate part of the reconciliation of the change in cash and cash equivalents during the period.

Response No. 64.

The Company acknowledges the Staff’s comment and respectfully asserts that it has considered the guidance included in IAS 7.28. The Company agrees that the effect of exchange rate changes on cash balances held in foreign currencies should be stated separately on the Statement of Cash Flows. The effect of foreign currency exchange rates on the Company’s

Ms. Pamela Long

U.S. Securities and Exchange Commission

May 8, 2013

cash balances, however, is not material during 2010, 2011 and 2012. The effect of foreign currency exchange rates on the Company’s cash balances represented 0.9%, 0.8% and 1.0% of its total cash balances as of December 31, 2010, 2011 and 2012, respectively. As such, the Company has not presented such effect separately from operating, investing and financing cash in the Statement of Cash Flows.

Note 1 General Information, page F-8

Note 1.b Subsidiaries and Joint Operations, page F-8

Comment No. 65.	Please clarify what you mean by the statement, “Additionally, the consolidated financial statements of the Group include Joint Operations accounts in which the Company or certain subsidiaries maintain joint control with their Joint Operations partners.”

Response No. 65.	The Company respectfully indicates that it has strategic operations or ongoing projects with other companies (outside of the group) in which it contributes its assets and derives revenue from these operations. According to IFRS 11, in a joint operation, the parties have rights to the assets and obligations for the liabilities relating to the arrangement. Those parties are called joint operators, which means that a joint operator should recognize only its interest in the joint operation. Therefore, in the financial statements in the Registration Statement, the Company recognizes, in relation to its interest in a joint operation, its assets and liabilities, including its share of any asset or liability it holds jointly with its partner, as well as its share of revenue and expense from the joint operation. In response to the Staff’s comments 16 and 65, the Company has revised Note 2.2.d to clarify the accounting presentation of joint operations.

Note 1.d Approval of the Financial Statements, page F-12

Comment No. 66.	You disclose that the consolidated financial statements of Graña y Montero S.A.A. for the year ended December 31, 2012 have been prepared and approved by Management on February 28, 2013 and will be submitted to the Board of Directors within the term established by law. Please expand your disclosure to state the date when the financial statements were authorized for issuance and who gave that authorization. Refer to IAS 10.17.

Ms. Pamela Long

U.S. Securities and Exchange Commission

May 8, 2013

Response No. 66.	In response to the Staff’s comment, the Company has revised the Note 2.2.d as follows:

“The consolidated financial statements of Graña y Montero S.A.A. for the year ended December 31, 2012 have been prepared and authorized for issuance by the Chief Financial Officer on February 28, 2013 and will be submitted to the Board of Directors within the term established by law.”

Note 2 Summary of Significant Accounting Policies, page F-12

Note 2.2.d Joint Operations, page F-13

Comment No. 67.	You disclose “Jointly controlled operations involve the use of assets and other resources of the venturers rather than the establishment of a separate entity. Each venturer uses its own assets, incurs its own expenses and liabilities, and raises its own finance. Because the assets, liabilities, income and expenses are recognised in the financial statements of the venturer, no adjustments or other consolidation procedures are required in respect of these items when the venturer presents consolidated financial statements.” With reference to your disclosure in Note 1.b, please clarify this disclosure. In addition, we note your disclosure on the bottom of page 57 of the filing which states that you refer to your joint operations as enterprises in which you share control with unrelated entities and you proportionately consolidate (on a line-by-line basis) the results of your joint operations in your financial statements.

Response No. 67.	In response to the Staff’s comment, the Company has revised Note 2.2.d and the disclosure on pages 14 and 42 of the Registration Statement to clarify the accounting presentation for joint operations.

Note 2.5 Public Concessions, page F-15

Comment No. 68.	Expand your disclosures to address the conditions set forth in IFRIC 12.5 and 12.6 such that your concession agreements with the Peruvian Government are within the scope of IFRIC 12.

Response No. 68.	In response to the Staff’s comment, the Company has revised Note 2.5 to address IFRIC 12.5 and 12.6.

Comment No. 69.	Expand your disclosures to clarify how and when the financial asset or intangible asset is measured and recognized.

Ms. Pamela Long

U.S. Securities and Exchange Commission

May 8, 2013

Response No. 69.	In response to the Staff’s comment, the Company has revised Note 2.5 to clarify how and when the financial asset or intangible asset with respect to its government concessions is measured and recognized.

Note 2.7 Financial Assets, page F-17

Note 2.7.1.a Classification – Loans and accounts receivable, page F-18

Comment No. 70.	Clarify why the Group’s loans and receivables comprise, in part, ‘cash and cash equivalents’.

Response No. 70.	The Company acknowledges the Staff’s comment and respectfully asserts that it has considered the guidance included in IAS 39 which requires financial assets to be classified in one of the following categories:

•	financial assets at fair value through profit or loss;

•	available-for-sale financial assets;

•	loans and receivables; and

•	held-to-maturity investments.

The above categories are used to determine how a particular financial asset is recognized and measured in the financial statements. IAS 39, paragraph 9 defines loans and receivables as non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, other than held for trading or designated on initial recognition as assets at fair value through profit or loss or as available-for-sale. The Company’s cash and cash equivalents are held in deposit accounts at various banks. The Company considers that such amounts are most accurately classified as loans and receivables as they represent fixed and determinable amounts not quoted in an active market.

Note 2.21 Employee Benefits, page F-25

Comment No. 71.	We note that you have commitments with your workers which comprise both defined benefit and defined contribution plans. As such, please help us understand how you have complied with the disclosure requirements set forth in IAS 19.

Response No. 71.

The Company acknowledges the Staff’s comment and respectfully asserts that the defined benefit and defined contribution plans of the Company are not material. The balance of the related liabilities amounts to S/.15 million and S/.12 million as of December 31, 2012 and 2011, respectively, which represented 0.5% and 0.6% of the Company’s total liabilities and 1.1% and 0.7% of its total equity. In addition, the net periodic pension expense represented 2.9% and 2.5% of profit before taxes and 4.0% and 3.6% of

Ms. Pamela Long

U.S. Securities and Exchange Commission

May 8, 2013

net profit in 2012 and 2011, respectively. Based on the immaterial nature of those amounts, the Company has not included additional disclosures regarding the pension plans in the notes to the financial statements.

Note 2.25 Revenue Recognition, page F-25

Comment No. 72.	Please disclose how unapproved change orders are treated in your percentage of completion method of accounting for revenue. If you include unapproved change orders in your accounting for revenue, please disclose if you assume a profit component on these orders. If you assume a profit component, please tell us why you feel this is appropriate.

Response No. 72.	The Company acknowledges the Staff’s comment and respectfully asserts that at times the Company arranges with its customers to incur additional work in order to avoid temporary shut downs in the execution of the related contracts. The Company has an established review process with its clients and in the event it is given unapproved change orders the Company will begin negotiations with the client immediately. When change orders are presented and work is commenced pursuant to those change orders before the terms of the orders are formally agreed with the client, revenue is recognized equal to costs incurred (no profit component is recognized) until the additional work is formally approved. The Company further asserts that unapproved change orders are not recurring events. The Company has revised Note 2.5.c accordingly.

Note 2.15.e Intangible Assets – Block I and Clock V, page F-22

Comment No. 73.	Expand your disclosures to clarify why the Block I and Block V service contracts do not qualify as public service concessions under IFRIC 12.

Response No. 73.	In response to the Staff’s comment, the Company has revised Note 2.15e to explain why the Block I and Block V service contracts do not qualify as public service concessions under IFRIC 12.

The Company indicates that its Block I and Block V activities include oil drilling services and/or gas generators and water boreholes, wells services (pulling), tanker transport services (trucking) and terminal operation fuels and chemicals. The Company provides the above-mentioned services to Perupetro S.A. (“Perupetro”) (a state entity), and it is paid a variable fee for the services provided.

IFRIC 12’s scope is limited to public-to-private service concession arrangements. A key feature of these service concession arrangements is the public service nature of the obligation undertaken by the operator. The Company understands that a definition of a public service has been

Ms. Pamela Long

U.S. Securities and Exchange Commission

May 8, 2013

purposely omitted from the standard, as the definition will depend on the nature of the service and will vary in the jurisdiction in which a company operates. One of the main characteristics of a public service is that it is accessible to any person and covers the basic needs of citizens. SIC 29 states that a service concession arrangement generally involves the grantor conveying to the operator for the period of the concession the right to provide services that give the public access to major economic and social facilities. It would, therefore, appear that any infrastructure (irrespective of its nature) made available for public use under an arrangement between a public body and a private entity involves a public service obligation. In other words, as the services provided with the infrastructure are provided to the public, and public policy in that jurisdiction requires these services to be provided to the public, they fall within IFRIC 12’s scope. IFRIC 12, paragraph 3, acknowledges that it is not necessary for the operator to provide services directly to the public for the arrangement to fall within its scope. This means that the public service obligation undertaken by the private sector entity could be limited to constructing the infrastructure and properly maintaining it. The actual service to the general public could be provided by another party, as long as that public service is provided using the infrastructure that has been constructed and maintained by the private sector operator. Conversely, when the infrastructure is not available for the public to use, a public service obligation does not exist and the arrangement is not within IFRIC 12’s scope.

In the case of the Company’s operations of Block I and Block V, all oil which it extracts belongs to Perupetro. The Company is paid a variable fee for the extraction service. The extraction services that the Company provides and the infrastructure it maintains is not a service that is provided to the public. Such infrastructure is not designed for public use and the services the Company provides are provided exclusively for Perupetro. Based on this, the arrangement would not meet the definition of a public-to-private service concession arrangement, as defined by IFRIC 12.

Note 2.25. iii Revenue Recognition – Sales of real-estate properties, page F-27

Comment No. 74.	You disclose that “Revenue from sales of real estate properties is recognized in the results of the period when sales occur, that is, when the properties are delivered and the risks and rewards inherent to ownership are transferred to the buyer and the collection of the corresponding receivables is reasonably assured. Sales agreement terminations for the period, if any, are recognized with a reduction in sales and cost of sales for the period.” Please tell us the nature of the sales agreement such that, based on your stated policy of revenue recognition for sales of real estate properties, a sales agreement termination would require a reduction in sales and cost of sales for the period.

Ms. Pamela Long

U.S. Securities and Exchange Commission

May 8, 2013

Response No. 74.	The Company acknowledges the Staff’s comment and respectfully indicates that, since it does transfer the risks and rewards inherent to the relevant property to its clients after the Company has assured the full payment therefor (either a 100% cash payment from the client or through a loan with a financial institution in which the bank has paid the Company and the bank assumes all risks related to its collection from the end customer), the probability that a sales agreement termination could occur after the Company has already transferred the related risks and rewards of the property is remote. Accordingly, the Company has revised Note 2.25 by eliminating the sentence “Sales agreement terminations for the period, if any, are recognized with a reduction in sales and cost of sales for the period.”

Note 2.27 Leases, page F-28

Comment No. 75.	Please help us understand how you have complied with the disclosure requirements set forth in IAS 17.31 and 35 regarding your finance leases and operating leases.

Response No. 75.	The Company acknowledges the Staff’s comment and has verified that in Note 16 it has complied with each of the disclosure requirements in IAS 17.31 and 35. The Company has no material operating leases. The Company periodically engages in the leasing of certain machinery and equipment for a period that does not exceed one year. Such operating leases are not incorporated in any long-term agreement. Due to the nature of these short-term operating lease arrangements, the Company considers that it is not necessary to include any additional disclosure in the Registration Statement.

Note 5 Segment Reporting, page F-37

Comment No. 76.	Please help us understand how you have complied with the requirements set forth in IFRS 8.33 regarding the disclosure of revenues from external customers attributed to your country of domicile and attributed to all foreign countries in total, as well as the disclosure of non-current assets located in your country of domicile and located in all foreign countries in total.

Response No. 76.	The Company acknowledges the Staff’s comment and has revised Note 5 to include geographic segment disclosure in compliance with IFRS 8.33.

Ms. Pamela Long

U.S. Securities and Exchange Commission

May 8, 2013

Note 6 Financial instruments, page F-47

Comment No. 77.	Separately present the financial assets related to the concession agreement included in the Trade and other accounts receivable not including advances to suppliers line item.

Response No. 77.	In response to the Staff’s comment, the Company has revised Note 6 to present the financial assets related to the relevant concession agreement on a separate line from trade and other accounts receivable not including advances to suppliers.

Note 9 Work in Progress Due From Customers, page F-50

Comment No. 78.	Clarify the difference between the rights receivable and work in progress and your construction services to be billed as reflected in Note 8.

Response No. 78.	In response to the Staff’s comments, the Company has revised Note 8 to explain the following:

“Rights receivable” correspond to the unbilled rights for services rendered. Each month under the percentage-of-completion method, the Company estimates the advancement of work to date. Based on its monthly estimates, the Company recognizes revenue. Until such revenue is billed, it is recorded in the account rights receivable on the balance sheet. Upon billing, such amounts are re-classified to accounts receivable.

The “Work in progress” line item relates to costs that the Company has incurred related to future activity on the contract. Pursuant to IAS 11, paragraph 27, a contractor may have incurred contract costs that relate to future activity on the contract. Such contract costs are recognized as an asset provided it is probable that they will be recovered. Such costs represent an amount due from the customer and are often classified as contract work in progress. The Company defers costs that relate to future activity of the contract and will recognize such costs in the period when the corresponding revenue is recorded.

Comment No. 79.	You disclose that “The balance of work in progress includes the provision for a decline in margins charged to this account at the time when the associated costs under the construction agreement become higher than the estimated valuation of work progress prepared by the technical area.” Please quantify the provision netted against this work in progress account.

Ms. Pamela Long

U.S. Securities and Exchange Commission

May 8, 2013

Response No. 79.	In response to the Staff’s comment, the Company is revising Note 9 in compliance with IAS 11.27 (as discussed in response No. 78) as follows:

“The balance of work in progress includes costs that the Group incurred related to future activity on the construction contracts. Such contract costs have been recognized as an asset as they will be recovered in the short term.”

Note 19 Other Provisions, page F-68

Comment No. 80.	Please expand your disclosures pursuant to IAS 37.85 to address the expected timing of outflows related to the provisions recorded. Please also describe any uncertainties about the amount or timing as well as the major assumptions made concerning future events in arriving at the provision amount.

Response No. 80.	In response to the Staff’s comment, the Company has revised Note 19 to expand the disclosure relating to its provisions.

Comment No. 81.	You disclose on page 116 that under the terms of your service contracts, at the time the contract terminates, you are required to close non-producing wells that you have drilled. As of December 31, 2012, you estimated that you will be required to close 70 wells in Block I in December 2021 and 15 wells in Block V in October 2023, out of approximately 400 wells currently not in production. Please tell us what consideration you gave to creating a provision for the remaining wells not in production.

Response No. 81.	The Company acknowledges the Staff’s comment and indicates that in 1994 and 1995 GMP S.A. (“GMP”) contracted with Perupetro to provide hydrocarbon extraction services in Block I and Block V located in northwestern Peru. The contract states that GMP is responsible for the permanent abandonment of the following wells:

(i) wells drilled by GMP that have not been productive; and

(ii) old wells that have been seized or produced during the term of the contracts and that have mechanical problems or that no longer have oil reserves.

The permanent abandonment of these wells will begin in 2013 and will be implemented based on the following priority:

(i) wells drilled by GMP in Block I and Block V that are not productive; and

(ii) productive wells operated by GMP that are currently abandoned due to mechanical problems, high water production, low oil production or those wells with a level of uneconomical production reserves.

Ms. Pamela Long

U.S. Securities and Exchange Commission

May 8, 2013

GMP currently has a total of 85 wells that it will be required to abandon, and it has created a provision for the well abandonment and de-commissioning costs in accordance with IAS 37. This provision is recorded within the balance of other provisions on the Statement of Financial Position and is disclosed in Note 19.

Note 25 Other Income and Expenses, page F-73

Comment No. 82.	In 2012, you reversed provisions amounting to S/.68 million that were recognized in 2011 relating to labor and tax contingencies and trade liabilities amounting to S/.28 million that you had reflected on your balance sheet in connection with the CAM acquisition because you determined that the underlying contingencies and liabilities had become remote, expired or been resolved. Please tell us the date you reversed these provisions. Please significantly expand your disclosure to further describe the facts and circumstances that resulted in you recording the labor and tax contingencies and trade liabilities at the acquisition date, and what specifically happened during 2012 that caused you to determine it was appropriate to reverse the provisions.

Response No. 82.	In response to the Staff’s comment, the Company has revised Note 25 to include additional information with regards to the recording of the CAM contingencies and to indicate that the reversal of these provisions occurred in 2012.

Exhibits and Financial Statements Schedules, page II-1

Comment No. 83.	Please file all required exhibits, such as the underwriting agreement and the legal and tax opinions, in a timely manner so that we may have time to review them before you request acceleration of the effectiveness of the registration statement.

Response No. 83.	The Company acknowledges the Staff’s comment and will endeavor to submit all required exhibits in a timely manner so that the Staff may have time to review them before the Company requests acceleration of the effectiveness of the Registration Statement.

* * * * *

Ms. Pamela Long

U.S. Securities and Exchange Commission

May 8, 2013

If you have any questions or require any additional information with respect to the above, please do not hesitate to reach me by telephone at 212-455-2579 or by facsimile at 212-455-2502. In my absence, you may contact my colleague Cristina Quintero at 212-455-3473.

Very truly yours,

/s/ Juan Francisco Mendez
Juan Francisco Méndez

cc:	José Graña Miró Quesada

Director

Graña y Montero S.A.A.

Mario Alvarado Pflucker

Chief Executive Officer and Director

Graña y Montero S.A.A.

Mónica Miloslavich Hart

Chief Financial Officer and Principal Accounting Officer

Graña y Montero S.A.A.

Claudia Drago Morante

Chief Legal Officer

Graña y Montero S.A.A.

Dennis Gray Febres

Corporate Finance and Investor Relations Officer

Graña y Montero S.A.A.